Exhibit 8.1
List of Subsidiaries

Particulars		Ownership interest
Significant subsidiaries	Country of incorporation	2011(%)	2010(%)	2009(%)
Sify Software Limited	India	100	100	100
Sify International Inc	US	100	100	100
Sify Technologies (Singapore) Pte Limited	Singapore	100	—	—